UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C. 20549


                                    SCHEDULE 13D/A


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     1    )*
                                           ----------


                                THE ALPINE GROUP, INC.
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                            (Title of Class of Securities)


                                      020825105
                                ---------------------
                                    (CUSIP Number)

                        ALEXANDRA INVESTMENT MANAGEMENT, LTD.
                                 MIKHAIL A. FILIMONOV
                                   DIMITRI SOGOLOFF
                                   237 PARK AVENUE
                               NEW YORK, NEW YORK 10017
                                    (212) 808-3780
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  November 21, 1997
                               ------------------------
               (Date of Event which Requires Filing of this Statement)

                         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         Check the following box if a fee is being paid with the statement [ ].



                                                         Page 1 of 10 pages

                                    SCHEDULE 13D/A

     ---------------------                             --------------------
     CUSIP No. 020825105                               PAGE 2  of 10 PAGES
              -----------                                  ---   ----
     ---------------------                             --------------------

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alexandra Investment Management, Ltd.
     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
     ---------------------------------------------------------------------------
     3    SEC USE ONLY

     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

               AF,OO
     ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               [ ]

     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
     ---------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                   1,380,191 shares**
                    ------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY       ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
     EACH
                              1,380,191 shares**
     REPORTING      ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON WITH
     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,380,191 shares**
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.10%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

               IA,CO
     ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ------------------------
     ** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                    SCHEDULE 13D/A

     ---------------------                             --------------------
     CUSIP No. 020825105                               PAGE 3  of 10 PAGES
              -----------                                  ---   ----
     ---------------------                             --------------------

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mikhail A. Filimonov
     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
     ---------------------------------------------------------------------------
     3    SEC USE ONLY

     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

               AF,OO
     ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               [ ]

     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
     ---------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                   -0-
                    ------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                 1,380,191 shares**
                    ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                -0-
                    ------------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                              1,380,191 shares**
     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,380,191 shares**
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.10%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

               IN
     ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ------------------------
     ** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                    SCHEDULE 13D/A

     ---------------------                             --------------------
     CUSIP No. 020825105                               PAGE 4  of 10 PAGES
              -----------                                  ---   ----
     ---------------------                             --------------------

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Dimitri Sogoloff
     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
     ---------------------------------------------------------------------------
     3    SEC USE ONLY

     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

               AF,OO
     ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               [ ]

     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
     ---------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                   -0-
                    ------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                 1,380,191 shares**
                    ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                -0-
                    ------------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                              1,380,191 shares**
     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,380,191 shares**
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.10%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

               IN
     ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ------------------------
     ** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

          ITEM 1.   SECURITY AND ISSUER.
                    -------------------

                    This Statement constitutes Amendment No. 1 to that

          certain Schedule 13D, dated May 28, 1997 (the "Original Schedule

          13D") relating to the shares of Common Stock, $.10 par value per share (the "Common Stock") of The Alpine Group, Inc., a Delaware

          corporation (the "Company").  Certain capitalized terms used herein have the respective meanings set forth in the Original

          Schedule 13D.  Except as expressly amended hereby, the statements in the Original Schedule 13D remain unchanged.



          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                    -------------------------------------------------

                    During the period from August 27, 1997 through and

          including November 21, 1997 (the "Period"), the Adviser purchased

          282,800 shares of Common Stock (the "Period Shares").  The Period

          Shares were purchased by the Adviser with investment capital and margin borrowings.



          Item 4.   Purpose of Transaction.
                    ----------------------

                    The Adviser has acquired the Period Shares in the

          ordinary course of business for investment.  The Reporting

          Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

                    None of the Reporting Persons presently has any plans

          or proposals which related to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item

          4 of Schedule 13D, namely:  (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate

          transaction, such as a merger, reorganization or liquidation,

          involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of

          Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f)

          any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12()(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
                    ------------------------------------

                    (a)  As of the date hereof, the Adviser may be deemed

          to beneficially own 1,380,191 shares of Common Stock, comprising approximately 8.10% of the approximately 17,037,007 shares of

          Common Stock outstanding.  In their capacities as principals of the Adviser, such shares also may be deemed to be beneficially owned indirectly to Messrs. Filimonov and Sogoloff.

                    (b)  The Adviser, in its capacity as investment

          adviser, may be deemed to have the power to vote or to dispose of the 1,380,191 shares of Common Stock.  In their capacities as principals of the Adviser, Messrs. Filimonov and Sogoloff have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the Exchange Act.

                    (c)  Set forth on Schedule A hereto is a description of

          all other transactions in the Common Stock effected by any of the

          Reporting Persons between August 27, 1997 and November 21, 1997.

          All such transactions consisted of open market purchases.

                    (d)  No person is known to have the right to receive or

          the power to direct the receipt of dividends from, or the

          proceeds from the sale of, the shares of Common Stock, other than such parties.

                    (e)  Not applicable.



          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    ------------------------------------------
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                    ------------------------------------------------------

                    None.



          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
                    --------------------------------

                    None.

                                      SIGNATURES
                                      ----------



                    After reasonable inquiry and to the best of our

          knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



          Date:  November 25, 1997


                                   ALEXANDRA INVESTMENT INVESTMENTS, L.P.


                                   By:  /s/ Mikhail A. Filimonov
                                      --------------------------------
                                      Mikhail A. Filimonov, Chairman
                                      Chief Executive Officer
                                      Chief Investment Officer



                                       /s/ Mikhail A. Filimonov
                                   -----------------------------------
                                         MIKHAIL A. FILIMONOV



                                       /s/ Dimitri Sogoloff
                                   ------------------------------------
                                           DIMITRI SOGOLOFF

                                      SCHEDULE A

                TRANSACTIONS IN COMMON STOCK OF THE ALPINE GROUP, INC.


                    The Adviser effected the following purchases of Common Stock of the Company on the dates listed. All transactions were open market purchases executed on an agency basis on the New York Stock Exchange through various broker-dealers. Prices listed are exclusive of commissions.


               Purchase Date       Number of Shares    Price Per Share
               -------------       ----------------    ---------------
                  8/27/97              19,000              14.0395
                  8/28/97              10,000              13.8188
                 10/28/97              22,000              14.3213
                 10/31/97              16,000              14.6289
                  11/3/97               3,000              14.9792
                  11/5/97              10,000              16.7125
                  11/6/97               2,800              16.8750
                  11/7/97              47,000              16.6803
                 11/11/97              10,000              17.0625
                 11/12/97              10,000              16.5500
                 11/12/97               2,000              16.7500
                 11/17/97               3,000              17.0625
                 11/20/97              35,000              17.8393
                 11/20/97              75,000              18.6935
                 11/21/97              18,000              19.2146

                    Total             282,800
                                      -------